Exhibit 99.1

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2022	2

Shareholder Letter

Dear Shareholders,

2021 was a truly remarkable year. Never before have so many new runners joined the On community, never before have we innovated so much, never before have we welcomed so many new colleagues, and never before have we been challenged on so many fronts. Looking back, we are grateful to conclude that 2021 was On’s strongest year to date.

Our mission is to ignite the human spirit through movement. On’s products are designed to make movement lighter, faster, more comfortable and more fun. In 2021 more people than ever before across the globe have discovered and purchased their first On product. And judging by the ever increasing amount of On’s on runners’ feet in cities like Boston, Bejing, Berlin, Birmingham and Brisbane, people are truly enjoying moving in their On gear. We are dedicated to run culture and we are pleased to see that On’s apparel and footwear are reaching beyond runners and are increasingly worn all day, every day. With our social impact program Right to Run, we are also empowering communities that are at risk to be left out of the global running community.

Have you ever asked yourself what the essence of On is? The answer is: we are an innovation company at heart. In 2021, our innovations have reached new levels both in terms of performance and sustainability: The Cloudboom Echo - On’s racing shoe - is quickly establishing itself at the front of the races as well as on podiums and is a favorite of the On Athletics Club. With CleanCloud, we are the first sports company to have developed our own material made from captured carbon emissions which we are looking to apply to a wide range of On’s footwear products in the future.

On’s omnichannel strategy continues to be our success story as we significantly grow on all fronts. The unique combination of very deep wholesale relationships with the World’s premiere retailers and our own E-commerce platforms as well as a growing number of On stores in key cities delivers scale, community insight and durable profitability at the same time.

2021 presented On with a series of challenges. First, the COVID pandemic again led to lockdowns in some of On’s key markets and also in our main manufacturing sites in Vietnam. Throughout, we have cooperated very closely with the local authorities to ensure the safety and wellbeing of our workers and to support our partners. Second, On teams across the globe have worked tirelessly to bring the new enterprise resource planning system to life. With it, we now have the strong IT backbone in place that we need for the continued significant growth ahead.

How does a running company go to the stock market? Of course by running there! On a beautiful fall morning last September, about 100 On team members ran the parks and streets of lower Manhattan to the New York Stock Exchange. The initial public offering allowed us to welcome many new investors to join On and to make many On team members shareholders as well. The initial public offering also gives us the freedom to take further bold steps in our quest to become a leading global sports brand.

The secret to a fast marathon is not to fade in the last quarter. We took this to heart and were able to successfully navigate the headwinds on the supply side as well as further lockdowns in several of our markets in the last months of the year. On’s agile supply chain, our superb demand planning team and the strong relationships with our supplier partners have helped us to have a better flow of supply than anticipated and to capture the opportunities of the holiday season and to get a head start on Q1 2022.

How do you cope with hypergrowth? In order to grow this quickly at this scale while maintaining a focus on profitability, everyone at On went the proverbial extra mile. And to be ready for the next phase of growth, we were able to attract more than 400 smart and purpose-driven people to join our mission. We are grateful to our teams around the world for making 2021 the most successful year in On’s history. Thank you!

The On Partners

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2022	3

Invitation to the Annual General Shareholders’ Meeting

Dear Shareholders,

We cordially invite you to this year’s Annual General Shareholders’ Meeting of On Holding AG, as follows:

Date and Time:

Tuesday May 24th, 2022 at 2:00 pm (CEST)

Location:

On HQ office, Pfingstweidstrasse 106, 8005 Zurich,

Switzerland

(BUT WITHOUT PHYSICAL PRESENCE OF SHAREHOLDERS)

According to the Swiss Covid-19 Ordinance 3 (please refer to the important notice on the next page), you are asked to make use of your voting rights in written form by returning the provided voting forms or by using the electronic voting option via the Independent Proxy Representative.

Best regards

David Allemann & Caspar Coppetti

Co-Founders and Executive Co-Chairmen

on behalf of the Board of Directors

Important Notice regarding COVID-19

While the Swiss Federal Council has with effect as from February 17, 2022, and more recently from April 1, 2022, repealed most of the COVID-19 measures previously implemented over the past two years and while it would currently be permitted to actually hold an Annual General Shareholders’ Meeting with physical presence of shareholders, the Board of Directors is of the view that our 2022 Annual General Shareholders’ Meeting should nevertheless take place electronically / in writing via the Independent Proxy Representative in accordance with Article 27 of the Ordinance 3 on Measures to Combat the Coronavirus (COVID-19).

Due to the still exceptional circumstances of the COVID-19 pandemic, we would like to contribute our part to reduce additional COVID infections by avoiding travelling and having a big physical Annual General Shareholders’ Meeting. While we consider ourselves to be creative and proactive in doing business, we take the safety of our shareholders, directors, officers, employees and service providers very seriously, and hope you understand the need for these measures.

In accordance with the above mentioned regulations, shareholders will not be permitted to be physically present, and may exercise their rights at our 2022 Annual General Shareholders’ Meeting exclusively by sending voting instructions to the Independent Proxy Representative. See the “Organizational Information” section on page 9 of this document for more detail.

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2022	4

Agenda and Proposals of the Board of Directors

1.

Acknowledgement of the Annual Report 2021 and the Audit Reports and Approval of the Management Report 2021, the Annual Consolidated Financial Statements of On Holding AG for 2021, and the Annual Financial Statements of On Holding AG for 2021

Motion: The Board of Directors proposes to take note of the annual report 2021 and the audit reports and to approve the management report 2021, the annual consolidated financial statements of On Holding AG for 2021, and the annual financial statements of On Holding AG for 2021.

2.

Appropriation of 2021 Financial Results

Motion: The Board of Directors proposes to appropriate the retained earnings of On Holding AG as follows:

Profit carried forward from the financial year 2020	CHF	3,013,132
Loss for the financial year 2021	(CHF	685,805)

Profit carried forward	CHF	2,327,327

3.

Discharge of the Members of the Board of Directors and of the Executive Committee

Motion: The Board of Directors proposes that the members of the Board of Directors and of the Executive Committee be discharged from liability for the financial year 2021.

4.

Re-Election of Alex Perez as Proposed Representative of the Holders of Class A Shares on the Board of Directors

Art. 13 of the articles of association of the Company grants the holders of Class A Shares the right to be represented on the Board of Directors in accordance with Art. 709 CO. Hence, the Annual General Shareholders’ Meeting is suspended for the separate meeting of the holders of Class A Shares regarding the appointment of their candidate for their representation on the Board of Directors. Only holders of Class A Shares are entitled to vote at this separate meeting.

Motion: The Board of Directors proposes to the holders of Class A Shares to re-elect Alex Perez as proposed representative of the holders of Class A Shares on the Board of Directors.

5.

Re-Election of the Members of the Board of Directors

The term of office of the members of the Board of Directors expires at the end of the 2022 Annual General Meeting.

Motion: The Board of Directors proposes the re-election of the current members of the Board of Directors, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023), as follows:

5.1	Re-Election of David Allemann

5.2	Re-Election of Amy Banse

5.3	Re-Election of Olivier Bernhard

5.4	Re-Election of Caspar Coppetti

5.5	Re-Election of Kenneth Fox

5.6	Re-Election of Alex Perez

Information on the professional background of the members of the Board of Directors standing for re-election can be found in our Annual Report for the fiscal year 2021 and at: https:// investors.on-running.com/governance/default.aspx#board.

6.

Election of Dennis Durkin as a new Member of the Board of Directors

Motion: The Board of Directors proposes the election of Dennis Durkin as new member of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

The Board of Directors intends to appoint Dennis Durkin, if elected, as member and Chairman of the Audit Committee.

Biographical Information: Dennis Durkin is serving as a board observer to the On Board of Directors from September 2021 through May 2022. Prior to that, he had served as the Chief Financial Officer of Activision Blizzard Inc (ATVI) before retiring from the company in May 2021. He originally joined ATVI as CFO in March 2012 and held that position until May 2017. He served as Chief Corporate Officer from May 2017 until January 2019. From January 2019 until his retirement, he served as Chief Financial Officer and President of Emerging Businesses. Prior to joining ATVI, from 1999 until February 2012, Mr. Durkin held a number of positions of increasing responsibility at Microsoft Corporation, most recently serving as the Corporate Vice President, and Chief Operating and Financial Officer, of Microsoft’s Interactive Entertainment Business, which included the Xbox, Xbox Live and games business. Prior to joining Microsoft’s Interactive Entertainment Business in 2006, Mr. Durkin worked on Microsoft’s corporate development and strategy team, including two years where he was based in London, England driving pan-European activity. Before joining Microsoft, Mr. Durkin was a financial analyst at Alex. Brown and Company. Mr. Durkin holds a B.A. degree in government from Dartmouth College and an M.B.A. degree from Harvard University.

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2022	Agenda and Proposals of the Board of Directors	5

7.

Re-Elections of the Co-Chairmen of the Board of Directors

7.1.	Re-Election of David Allemann as Co-Chairman of the Board of Directors

Motion: The Board of Directors proposes to re-elect David Allemann as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

7.2.	Re-Election of Caspar Coppetti as Co-Chairman of the Board of Directors

Motion: The Board of Directors proposes to re-elect Caspar Coppetti as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

8.

Re-Elections and Election of the Members of the Nomination and Compensation Committee

8.1.	Re-Election of David Allemann as a Member of the Nomination and Compensation Committee

Motion: The Board of Directors proposes to re-elect David Allemann as a member of the Nomination and Compensation Committee for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

8.2.	Re-Election of Kenneth Fox as a Member of the Nomination and Compensation Committee

Motion: The Board of Directors proposes to re-elect Kenneth Fox as a member of the Nomination and Compensation Committee for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

8.3.	Re-Election of Alex Perez as a Member of the Nomination and Compensation Committee

Motion: The Board of Directors proposes to re-elect Alex Perez as a member of the Nomination and Compensation Committee for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

8.4.	Election of Amy Banse as a Member of the Nomination and Compensation Committee

Motion: The Board of Directors proposes to elect Amy Banse as a member of the Nomination and Compensation Committee for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

9.

Re-Election of the Independent Proxy Representative

Motion: The Board of Directors proposes to re-elect Anwaltskanzlei Keller KLG (CHE-194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2023).

10.

Re-Election of Statutory Auditors

Motion: The Board of Directors proposes to re-elect PricewaterhouseCoopers AG (CHE-106.839.438), in Zurich, as statutory auditors of On Holding AG for a term of office of one year (until the Annual General Shareholders’ Meeting in 2023).

11.

Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee

11.1.	Consultative Vote on the 2021 Compensation Report

Motion: The Board of Directors proposes that the Annual General Shareholders’ Meeting takes note of and endorses the 2021 Compensation Report in a consultative vote.

Explanations: The 2021 Compensation Report provides an overview of the remuneration principles and programs applicable to the Board of Directors and the Executive Committee of On, as well as details related to the remuneration awarded to the two bodies for the 2021 financial year. The vote on the 2021 Compensation Report is purely consultative and is conducted in line with the recommendations of the Swiss Code of Best Practice for Corporate Governance. The 2021 Compensation Report can be found at https://investors.on-running.com.

11.2.	Approval of the Maximum Aggregate Compensation for the Non-Executive Members of the Board of Directors for the Period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2023

(continued over page)

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2022	Agenda and Proposals of the Board of Directors	6

Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 4,000,000 for the non-executive members of the Board of Directors (the executive members of the Board of Directors are exclusively compensated in their function as members of the Executive Committee) for the period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2023. The proposed maximum aggregate amount is calculated on the basis of a full term of office of one year and will be paid out on a pro-rata basis.

Explanations: The maximum aggregate compensation amount for non-executive members of the Board of Directors is based on external benchmarks and includes the compensation of the non-executive members of the Board of Directors as well as an additional amount for any potential further non-executive members of the Board of Directors, which may join On’s Board of Directors as part of the envisaged expansion outlined in our 2021 Compensation Report. The compensation for non- executive members of the Board of Directors consists of an annual base fee and an additional compensation for duties pursued in the committees of the Board of Directors. The annual fixed compensation of the non-executive members of the Board of Directors is fully compensated with On Class A common shares. Further details are outlined in our 2021 Compensation Report.

11.3.	Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2023

Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 19,500,000 for the members of the Executive Committee (including, where applicable, for their activities as executive members of the Board of Directors) for the Company’s financial year 2023.

Explanations: The maximum aggregate compensation amount for the members of the Executive Committee comprises fixed and variable compensation elements and is based on external benchmarks. The fixed compensation elements comprise a base salary as well as pension benefits and other benefits (such as health care plans, insurances, car allowances). The variable compensation elements comprise an annual cash bonus and an equity based Long Term Incentive Plan. The variable compensation element is the biggest part of the overall compensation. Further details are outlined in our 2021 Compensation Report.

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2022	7

12.

Amendment of Art. 8 of the Articles of Association

Motion: The Board of Directors proposes to amend Art. 8 of the Articles of Association as follows:

"Artikel 8 – Einberufung und Traktandierung

Die ordentliche Versammlung findet alljährlich innerhalb sechs Monaten nach Schluss des Geschäftsjahres statt, ausserordentliche Versammlungen werden je nach Bedürfnis einberufen.

Die Generalversammlung ist spätestens 20 Tage vor dem Versammlungstag durch Bekanntgabe im Publikationsorgan gemäss Art. 31 der Statuten einzuberufen. Die Einberufung kann zusätzlich durch Brief oder elektronischer Datenübertragung (inkl. E-Mail oder Fax) an die im Aktienbuch eingetragenen Aktionäre, Nutzniesser und Nominees erfolgen. Die Einberufung erfolgt durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle. Das Einberufungsrecht steht auch den Liquidatoren und den Vertretern der Anleihensgläubiger zu.

Die Einberufung einer ausserordentlichen Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens 5 % des Aktienkapitals oder der Stimmen vertreten, schriftlich unter Angabe des Verhandlungsgegenstandes und des Antrages, bei Wahlen der Namen der vorgeschlagenen Kandidaten, verlangt werden.

Aktionäre, die zusammen mindestens über 0.5 % des Aktienkapitals oder der Stimmen vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Dies hat mindestens 60 Tage vorder Versammlung schriftlich unter Angabe der Verhandlungsgegenstände und Anträge zu erfolgen.

In der Einberufung sind die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates und der Aktionäre bekanntzugeben, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben.

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, der Vergütungsbericht und ein allfälliger Revisionsbericht den Aktionären am Gesellschaftssitz zur Einsicht aufzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung dieser Unterlagen zugestellt wird. Die Aktionäre sind hierüber in der Einberufung zu unterrichten.

Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden; ausgenommen sind Anträge auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführung einer Sonderprüfung und auf Wahl einer Revisionsstelle infolge Begehrens eines Aktionärs.

Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung bedarf es keiner vorgängigen Ankündigung."

“Article 8 – Convocation and Agenda

The annual general meeting takes place every year within six months of the end of the financial year, and extraordinary general meetings are convened as and when required.

The general meeting shall be convened by way of announcement in the official means of publication of the Company according to Art. 31 of the articles of association at least 20 days prior to the date of the meeting. The convocation may in addition be made by letter or electronic data transmission (incl. email or fax) to the shareholders, usufructuaries and nominees. The general meeting is convened by the board of directors or, where necessary, by the statutory auditors. The liquidators and the representatives of bond creditors also have the right to convene general meetings.

The convocation of an extraordinary general meeting may also be requested in writing, indicating the agenda items and the proposals and, in case of elections, the names of the nominated candidates, by one or more shareholders together representing at least 5 % of the share capital or the voting rights.

Shareholders, together representing more than 0.5 % of the share capital or the voting rights, may demand that an item be placed on the agenda. Such request must be made in writing at least 60 days prior to the meeting by indicating the agenda items and the proposals.

The notice convening the meeting shall state the agenda items to be discussed and the motions of the board of directors and of the shareholders, who have requested that a general meeting is held or that an item is placed on the agenda.

The annual report, the compensation report and any auditors’ report shall be made available for inspection by the shareholders at the registered office of the Company no later than 20 days before the ordinary general meeting. Any shareholder may request that a copy of these documents be sent to him without delay. The shareholders shall be informed of this in the notice convening the meeting.

No resolutions may be made on motions relating to agenda items that were not duly notified; exceptions to this are motions to convene an extraordinary general meeting or to carry out a special audit and to appoint an auditor at the request of a shareholder.

No advance notice is required to propose motions on duly notified agenda items and to debate items without passing resolutions.”

Explanations: Shareholders, representing more than 0.5 % of the share capital or the voting rights, may request that an item be placed on the agenda at the latest 60 days prior to a general meeting of shareholders (instead of 45 days, see the newly amended paragraph 4 of Art. 8). The aim of this proposal is to permit compliance with the U.S. proxy rules, which require that the mailing of the meeting notice to all shareholders occurs at the latest 40 days prior to a general meeting of shareholders, which gives all the shareholders enough time to vote their shares (even though this rule is not applicable to On as a Foreign Private Issuer).

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2022	8

13.

Amendment of Art. 11 of the Articles of Association

Motion: The Board of Directors proposes to amend Art. 11 of the Articles of Association as follows:

“Artikel 11 – Stimmrecht und Vertretung; Unabhängiger Stimmrechtsvertreter

Jede im Aktienbuch der Gesellschaft mit Stimmrecht eingetragene Aktie berechtigt zu einer Stimme. Vorbehalten bleibt Art. 693 Abs. 3 OR.

Jeder Aktionär kann seine Aktien in der Generalversammlung selbst vertreten oder vertreten lassen durch (i) einen Dritten, der nicht Aktionär zu sein braucht, mittels schriftlicher Vollmacht, (ii) den gesetzlichen Vertreter, oder (iii) den unabhängigen Stimmrechtsvertreter.

Ab Inkrafttreten des neuen Aktienrechts am 1. Januar 2023, kann die Generalversammlung physisch oder virtuell stattfinden. Ausserdem kann die Generalversammlung ab dem 1. Januar 2023 auch an einem ausländischen Tagungsort stattfinden.

Der Verwaltungsrat bestimmt die Anforderungen an Vollmachten und Weisungen und kann Vorschriften darüber erlassen.

Die Generalversammlung wählt jedes Jahr einen unabhängigen Stimmrechtsvertreter. Die Amtsdauer endet mit dem Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. Hat die Gesellschaft keinen von der Generalversammlung gewählten unabhängigen Stimmrechtsvertreter so ernennt der Verwaltungsrat einen solchen für die nächste Generalversammlung.”

“Article 11 – Voting Rights and Representation; Independent Voting Rights Representative

Each share registered in the share register of the Company with voting rights entitles the holder to one vote. Art. 693 para. 3 CO remains reserved.

Each shareholder may represent his shares at the general meeting himself or have them represented by (i) a third party who do not need to be a shareholder, based on a written power of attorney, (ii) its legal representative, or (iii) the independent voting rights representative.

Upon effectiveness of the new company law on January 1, 2023, the general meeting may be held physically or virtually. Additionally as of January 1, 2023 the general meeting may also be held abroad.

The board of directors determines the requirements as to power of attorney and instructions and may issue the respective rules.

The general meeting shall elect each year an independent voting rights representative. The term of office shall end at the completion of the next ordinary general meeting. Re-election is possible. If the Company does not have an independent voting rights representative, the board of directors shall appoint the independent voting rights representative for the next general meeting.”

Explanations: Upon the effectiveness of the new Swiss company law on January 1, 2023, under Swiss law it will be possible to hold general meetings also virtually or abroad, provided that the company’s articles of association contain according provisions. Hence, the aim of this proposal is to introduce the required statutory provisions to potentially hold On’s general meetings of shareholders also virtually or abroad.

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2022	Agenda and Proposals of the Board of Directors	9

Organizational Information

Admission to the 2022 Annual General Meeting

As a result of the COVID-19 pandemic, the 2022 Annual General Shareholders’ Meeting of On Holding AG (the “AGM”) will be held without the personal attendance of shareholders. Accordingly, voting rights may only be exercised through the Independent Proxy Representative as set out below.

Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register, maintained by our transfer agent, Computershare Trust Company N.A. (“Computershare”), as of April 11, 2022, at 5:00 p.m. New York time (the “Record Date”) will be entitled to vote at the AGM. Shareholders who sell their shares prior to the AGM will not be able to vote. Shareholders who purchase shares between the Record Date and the conclusion of the AGM will not be able to vote those shares at the AGM.

AGM Notice and Voting Materials

Shareholders registered as shareholders with voting rights in the share register on the Record Date (the “Record Holders”) will receive the AGM notice (the “Notice”) directly from Computershare. The Notice will contain access information for the Computershare portal, by which Record Holders may give voting instruction to the Independent Proxy Representative.

Shareholders holding their shares on the Record Date through their broker or bank (the “Street Name Holders”) are unknown to On Holding AG or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give instructions and authorizations to the Independent Proxy Representative via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of this AGM Invitation and a proxy card as indicated in the Notice. This invitation can also be accessed at https://investors.on-running.com.

Voting Instructions to the Independent Proxy Representative

Voting rights can only be exercised through the Independent Proxy Representative, Anwaltskanzlei Keller KLG, a law firm in Zurich, Switzerland. Shareholders may give voting instructions and authorizations to the Independent Proxy Representative via Computershare prior to the AGM as further described below.

The Independent Proxy Representative will be physically present at the AGM in order to vote on behalf of the shareholders from whom Computershare has received valid instructions and authorizations as further described below.

Voting Instructions by Record Holders

On recommends that Record Holders give voting instructions and authorizations to the Independent Proxy Representative electronically through the Computershare portal with the individual shareholder number (“QR Code”). To do so, Record Holders should follow the instructions given in the Notice.

Record Holders may also give voting instructions and authorizations to the Independent Proxy Representative through Computershare by mail, using a proxy card. Record Holders may order a copy of this AGM Invitation and a proxy card as indicated in the Notice. Record Holders should send their filled out and signed proxy card to Computershare at the following address:

By Mail:

Proxy Services

c/o Computershare Investor Services

PO Box 505008

Louisville, KY 40233-9814

U.S.A.

Electronic voting instructions and proxy cards must be received by Computershare no later than May 21, 2022, at 11:59 p.m. New York time / May 22, 2022, 5:59 a.m. CEST time.

Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.

(continued over page)

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Voting Instructions by Street Name Holders

Street Name Holders who would like to give voting instructions and authorizations to the Independent Proxy Representative electronically should follow the instructions of their brokers or bank or its designated agent and should use the portal designated by their broker or bank.

Street Name Holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent.

Shareholder Questions

As personal attendance at the AGM is not permitted, shareholders entered in the share register with voting rights on the Record Date may submit questions to the Company ahead of the AGM by sending an e-mail to the address set out below.

Record of the Resolutions

A record of the resolutions taken at the AGM will be available for inspections after the AGM at On Holding AG’s registered office at Pfingstweidstrasse 106, 8005 Zurich, Switzerland, and will be published on On Holding AG’s website at: https://investors.on-running.com.

Annual Report

The Annual Report for the fiscal year 2021 (including the 2021 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors’ Report) is available to the shareholders for inspections as from the date of the Notice at On Holding AG’ headquarter at Pfingstweidstrasse 106, 8005 Zurich, Switzerland. The Annual Report will be mailed on request free of charge to any shareholder. The Annual Report is also available electronically on On Holding AG’s website at: https://investors.on-running.com.

Contact Address

On Holding AG

Pfingstweidstrasse 106

8005 Zurich

Switzerland

Investor Relations:

Florian Maag

investorrelations@on-running.com